SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                SCHEDULE 13D/A-2

                    Under the Securities Exchange Act of 1934


                                EMPS Corporation
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                                (Name of Issuer)

                     Common Stock $.001 par value per share
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                         (Title of Class of Securities)

                                    268711108
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                                 (CUSIP Number)


Jonathan Charles Brannam
Petroleum Group Services Ltd.                Ronald Poulton, Esq
P.O. Box 544, 14 Britannia Place,            Poulton & Yordan
Bath Street, St. Helier, Jersey JE2 4SU      136 East South Temple, Suite 1700-A
Channel Islands, United Kingdom              Salt Lake City, Utah 84111
44 15 3428011                                (801) 355-1341
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       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notes and Communications)

                                 March 25, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 268711108                                            Page 2 of 5 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Petroleum Group Services Ltd.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                     (b) [X]
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS (See Instructions)

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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                    [ ]

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
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NUMBER OF              7.      SOLE VOTING POWER 12,902,644
SHARES               -----------------------------------------------------------
BENEFICIALLY           8.       SHARED VOTING POWER 0
OWNED BY             -----------------------------------------------------------
EACH                   9.       SOLE DISPOSITIVE POWER 12,902,644
REPORTING            -----------------------------------------------------------
PERSON WITH           10.      SHARED DISPOSITIVE POWER 0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,902,644
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12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                   [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    43%
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14. TYPE OF REPORTING PERSON (See Instructions)

    CO
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

                                  SCHEDULE 13D
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CUSIP No. 268711108                                            Page 3 of 5 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jonathan Charles Brannam
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                    (b) [X]

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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS (See Instructions)


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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                   [ ]

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United Kingdom
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NUMBER OF           7.      SOLE VOTING POWER 12,902,644
SHARES            --------------------------------------------------------------
BENEFICIALLY        8.       SHARED VOTING POWER 0
OWNED BY          --------------------------------------------------------------
EACH                9.       SOLE DISPOSITIVE POWER 12,902,644
REPORTING         --------------------------------------------------------------
PERSON WITH        10.      SHARED DISPOSITIVE POWER 0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,902,644
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12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                  [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    43%
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14. TYPE OF REPORTING PERSON (See Instructions)

    IN
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

                                                               Page 4 of 5 pages


ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 2 (the "Second Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 12, 2002, (the "Schedule 13D") by Petroleum Group Services Ltd. (the "Reporting Person"). The Schedule 13D as previously amended and this Amendment relate to the common stock, par value $.001 (the "Common Stock") of EMPS Corporation (the "Issuer"), whose principal executive offices are located at 2319 Foothill Boulevard, Suite 250, Salt Lake City, Utah 84109. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

         The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         On March 25, 2004, the Reporting Person, sold 300,000 shares of Common Stock in an open market transaction for $3.00 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         (a) As of March 25, 2004, the Reporting Person may be deemed to beneficially own 12,902,644 common shares or approximately 43% of the issued and outstanding shares of the Issuer.

         (b) Items 7-11 and 13 of the cover page of this Second Amendment, which relate to the beneficial ownership of the shares of Common Stock by the Reporting Person, are incorporated by reference in response to this item.

         (c) The only transaction involving the Common Stock effected by the Reporting Person during the past 60 days is the sell of 300,000 shares of Common Stock for $3.00 per share in an open market transaction on March 25, 2004.

         (d) None.

         (e) Not applicable.

                                                               Page 5 of 5 pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Petroleum Group Services Ltd.


Date: April 5, 2004                            /s/ Jonathan Charles Brannam
                                              ----------------------------------
                                               Jonathan Charles Brannam,
                                               Managing Director